UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

INFOCUS CORPORATION

(Name of Subject Company)

INFOCUS CORPORATION

(Name of Person Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Robert G. O’Malley

President and Chief Executive Officer

InFocus Corporation

27500 SW Parkway

Wilsonville, Oregon 97070

(503) 685-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Robertson

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, Washington 98101

(206) 464-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on April 27, 2009 by InFocus Corporation. The Amendment provides information concerning a lawsuit filed against the Company, each of its directors, Parent and Purchaser.

Item 8. ADDITIONAL INFORMATION

The section captioned “Additional Information” which begins on page 29 of the Schedule 14D-9, is hereby amended and supplemented to include the following:

Shareholder Suit

On May 8, 2009, Donald Donovan filed a purported class action complaint in the Circuit Court of the State of Oregon, County of Clackamas, on behalf of himself and the other public stockholders of InFocus, naming InFocus, each of its directors, Parent and Purchaser as defendants. The case is styled as Donald Donovan v. Robert O’Malley, Peter Behrendt, Michael Hallman, Bernard Marren, John Abouchar, Robert Ladd, Michael Nery, InFocus Corporation, Image Holdings Corporation, and IC Acquisition Corp. The complaint alleges that the members of the InFocus Board knowingly or recklessly violated their fiduciary duties, including their duties of loyalty, good faith and independence, to the shareholders of InFocus in connection with the proposed acquisition of InFocus by Purchaser and Parent, and that InFocus, Parent and Purchaser aided and abetted the InFocus Board in the alleged wrongful acts. Among other things, the complaint specifically alleges that the Offer Price is unfair and the result of a flawed sale process, and that the Merger Agreement effectively precludes competing offers through the institution of certain deal protection devices. The complaint also alleges that the members of the InFocus Board are using the proposed transaction to aggrandize their own financial position and interests at the expense of the shareholders of InFocus, have ignored purported conflicts of interest, and have failed to provide shareholders with material information necessary to make an informed decision whether to tender their Shares. The complaint seeks the declaration of the action as a class action, an injunction against the Offer, rescission damages in the event that the Offer is consummated, monetary damages, and an award of fees and expenses.

The Company believes the allegations in the complaint are baseless, is in the process of engaging counsel and intends to seek the immediate dismissal of the suit.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

INFOCUS CORPORATION

By:	/s/ Robert G. O’Malley
Robert G. O’Malley
President and Chief Executive Officer